Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2024

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited interim condensed consolidated financial statements and the notes thereto, included as Exhibit 99.1 to this Report on Form 6-K. We also recommend that you read our discussion and analysis of financial condition and results of operations together with our audited financial statements and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2023 (the “Annual Report”), filed with the Securities and Exchange Commission (“SEC”) on April 22, 2024.

All translations from Singapore dollars to U.S. dollars and from U.S. dollars to Singapore dollars in this Report are made at a rate of S$1.3552 to U.S.$1.00, the exchange rate in effect as of June 30, 2024 as set forth in the H.10 statistical release of the U.S. Board of Governors of the Federal Reserve System.

Emerging Growth Company Status

We are an “emerging growth company” under the JOBS Act. The JOBS Act, permits that an “emerging growth company” may take advantage of the extended transition period for complying with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to avail ourselves of delayed adoption of certain accounting standards. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards. We intend to rely on other exemptions provided by the JOBS Act, including without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of Sarbanes-Oxley Act.

We will remain an emerging growth company until the earliest of (i) the last day of the financial year in which we have more than U.S.$1.235 billion in annual revenue, (ii) the date we qualify as a “large accelerated filer” as defined in Rule 12b-2 under Exchange Act, which would occur if the market value of our ordinary shares held by non-affiliates exceeded U.S.$700 million, (iii) the issuance, in any three-year period, by us of more than U.S.$1 billion in non-convertible debt securities, and (iv) the last day of the financial year ending after the fifth anniversary of our initial public offering.

Overview

We are a pre-clinical biopharmaceutical company focused on the R&D of allogeneic, “off-the-shelf” donor cell-based immunotherapies for treatment of human cancers. The development of our novel technologies has been inspired by the clinical success of existing CAR-T cells in treating hematological malignancies as well as the current clinical limitations and commercial challenges in extrapolating the CAR-T principle into treatment of solid tumors. All of our product candidates are designed to be allogeneic, meaning they are produced using cells from a different person than the patient treated, as well as on an “off-the-shelf” basis, unlike existing autologous cell therapies. Built on our proprietary platform technologies, we are developing four product candidates: CTM-N2D, iPSC-gdNKT, CTM-GDT and CTM-MSC.

The investigator-initiated Phase 1 trial of our lead product candidate, CTM-N2D with National University Hospital Singapore (the “ANGELICA Trial”), has started in July 2023 with the donor recruitment to obtain healthy donor peripheral blood mononuclear cells which would serve as starting material for manufacturing of CTM-N2D for patients in the trial. We anticipate recruiting our first patient in the last quarter of 2024.

Our second product candidate iPSC-gdNKT utilizes induced pluripotent stem cells as a starting material to generate gdNKT, which is a synthetic hybrid of a gamma delta T cell and a natural killer cell. The hybrid cells express receptors of both cells which potentially allow the gdNKT cells to recognize and treat a broad range of cancers. This product has been undergoing pre-clinical process development since the fourth quarter of 2022, and is targeting to commence pre-clinical studies next year in 2025.

Our third product candidate, CTM-GDT consists of expanded unmodified allogeneic gamma delta T cells and exploits the potential of these cells to recognize and treat a broad range of cancers. We are working with The University of Texas M.D. Anderson Cancer Center on using CTM-GDT against lymphoma and breast cancer in pre-clinical studies. Through a US agent, we have submitted a drug master file to US FDA and intend to pursue an investigational new drug application in the near future.

We have not generated any revenue from commercial sale to-date and have incurred losses since our incorporation in 2018. We expect that our expenses and capital requirements will continue to increase for the foreseeable future as we continue developing and seeking regulatory approvals for our product candidates, building our intellectual property portfolio, developing our supply chain, conducting business planning, maintaining our own centralized cGMP facility, hiring and training staff, and ultimately establishing a sales organization.

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Financial Operations Overview

Revenue

Since our incorporation, we have not generated any revenue from products approved by regulators and do not expect to generate any such revenue from the commercial sale in the foreseeable future. As of the date of this Report, we have no therapeutic products approved for sale commercially. If our development efforts for one or more of our product candidates are successful and result in regulatory approval, domestically or internationally, or if we enter into collaboration with third parties, we may generate revenue from a combination of product sales or payments from collaboration in the future. We are seeing increasing interest in our products from international parties in 2024.

Other Operating Income

Other operating income primarily consists of research income, government grants received and support in relation to the technology innovation and interest income.

Other operating income increased by S$188,079 from S$233,684 for the six months ended June 30, 2023, to S$421,763 for the six months ended June 30, 2024. This growth was primarily due to higher interest income from the placement of IPO proceeds in fixed deposits amidst a slight decrease in research income.

Other (Losses)/Gains including fair value changes on financial instruments - net

The Group reported other losses of S$17,608 for the six months ended June 30, 2023, compared to other gains of S$360,871 for the comparable period in 2024. The increase of S$378,479 was mainly driven by an increase in net currency exchange gains and fair value gain on warrant liabilities.

Research Expenses

Research expenses were S$811,319 and S$974,402 for the six months ended June 30, 2023 and 2024, respectively. The increase of S$163,083 was mainly due an increase of pre-clinical expenses of S$223,878, higher employee benefits of S$46,745, partially offset by a reduction in laboratory consumables of S$65,857, decrease in professional fees and depreciation expenses.

Employee Benefits Expenses

Employee benefits expenses increased by S$151,653 from S$147,514 for the six months ended June 30, 2023 to S$299,167 for the six months ended June 30, 2024. The increase is mainly due to increase in headcount and employee compensation.

Finance Expenses

Finance expenses decreased by S$30,953, from S$40,758 for the six months ended June 30, 2023, to S$9,805 for the six months ended June 30, 2024. This is primarily attributed to the absence of convertible loan interest in 2024, as the convertible loans were converted into ordinary shares during the six months financial period ended June 30, 2023.

Other Expenses

Other expenses were S$1,302,531 and S$557,593 for the six months ended June 30, 2023 and 2024, respectively. The decrease of S$744,938 was primarily due to the absence of S$758,563 in IPO professional expenses, lower investor relationship expenses, partially offset by an increase in service fees as detailed in Note 10 of the unaudited interim condensed consolidated financial statements.

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Share of results of associate

Share of results of associate consisted of the share of post-acquisition results of an associate incorporated in Malaysia, Landmark Medical Centre Sdn Bhd, a full licensed private hospital during the financial year and its impairment loss.

Share of loss of associate was recorded at S$19,757 for the six months ended June 30, 2023. Share of results of S$15,940 represented the share of profit from the associate for the comparable period in 2024.

Loss for the period

As a result of the foregoing, we had net loss of S$1,088,543 (equivalent to US$803,235) for the six months ended June 30, 2024 compared to a net loss of S$2,158,247 for the six months ended June 30, 2023. This represented a loss mitigation of 49.6%. There is significant cost advantage operating in Southeast Asia. If the costs associated with being a public listed company of S$153,920 are excluded, the loss for the six months ended June 30, 2024 will be reduced to S$934,623 (equivalent to US$689,657). We expect to continue to incur losses for the foreseeable future in connection with our ongoing activities. Our ability to generate product revenue sufficient to achieve profitability will depend on the successful development and commercialization of one or more of our product candidates.

Liquidity and Capital Resources

As of December 31, 2023 and June 30, 2024, we had cash and bank balances of S$9.00 million and S$6.47 million, respectively. Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through private equity financing and issuance of convertible loans. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including but not limited to the net proceeds from our IPO and other equity and debt financings as and when appropriate.

Based on our current operating plans, we believe that the net proceeds from our offering, together with our current resources, will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for at least the next 1.5 years from the date of this Report. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.

Cash Flows

Operating Activities

During the six months ended June 30, 2023, net cash used in operating activities was S$2.03 million. This was primarily attributable to the loss for the period of S$2.16 million, adjusted for non-cash charges that primarily included depreciation and amortization of S$203,089 and fair value loss on convertible loans of S$98,754, and S$40,758 in interest expenses, S$32,668 in interest income, S$19,757 in share of results of associate and a S$264,416 net change in working capital.

During the six months ended June 30, 2024, net cash used in operating activities was S$1.16 million. This was primarily attributable to a loss for the year of S$1.09 million, adjusted for non-cash items including S$166,870 in depreciation and amortization and S$150,238 in fair value gain on warrant liabilities, S$9,805 in interest expenses, S$190,540 in interest income, S$15,940 in share of results of associate, and S$171,296 net change in working capital.

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Investing Activities

Net cash used in investing activities during the six months ended June 30, 2023 was S$5,459,928, mainly due to the placement of S$5,442,800 fixed deposits with maturities over 3 months.

Net cash used in investing activities during the six months ended June 30, 2024 was S$1,887,790, mainly due to S$579,143 used in purchase of property in Johor, Malaysia for business expansion, the placement of S$477,677 fixed deposits with maturities over 3 months, S$330,970 deposit paid to the acquisition of assets and S$500,000 loan to a third party.

Financing Activities

During the six months ended June 30, 2023, net cash generated from financing activities was S$10.92 million mainly due to the proceeds from IPO of S$11.31 million, partially offsetting by the repayment of a third-party loan of S$300,000.

During the six months ended June 30, 2024, net cash used in financing activities was S$29,542 mainly due to repayment of bank borrowings of S$15,978 and interest payment of S$9,805.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements and do not have any holdings in variable interest entities.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risks in the ordinary course of our business. These risks primarily include currency risk and interest rate risk.

Currency risk

We operate in Southeast Asia with dominant operations in Singapore and Malaysia. We regularly transact in currencies other than our respective functional currencies (“foreign currencies”). Currency risk arises when transactions are denominated in foreign currencies other than functional currency. In addition, we are exposed to currency translation risk on the net assets in foreign operations.

Interest rate risk

As of December 31, 2023 and June 30, 2024, we had cash and bank balances of S$9.00 million and S$6.47 million. Our exposure to interest rate sensitivity is impacted by changes in the underlying US bank interest rates. We have not entered into investments for trading or speculative purposes.

Recent Developments

On May 6, 2024, the Company’s indirect subsidiary, IPSC Depository Sdn Bhd (“IPSC”), entered into a master agreement with a third party (the “Vendor”) for the acquisition of a cord blood banking licence, equipment and other assets (“Movable Assets”) and two freehold properties located in Kuala Lumpur, Malaysia (“Immovable Assets”) for a total cash consideration of RM 2.3 million (equivalent to S$661,940).

A total deposit of RM1.15 million (equivalent to S$330,970) was paid to the Vendor as of June 30, 2024 which was classified as “other receivables” and disclosed in Note 11 of the unaudited interim condensed consolidated financial statements.

On July 17, 2024, IPSC entered into two sales and purchase agreements as part of the master agreement for the acquisition of the Immovable Assets for a total purchase price of RM 2 million (equivalent to S$575,600). The Company expects the acquisition of the Immovable Assets to be completed by end of the year.

On August 1, 2024, IPSC completed the takeover of the Movable Assets.

On September 23, 2024, the Company entered into a clinical study agreement with National University Hospital (“NUH”), Singapore for recruitment of patients under the first-in-human ANGELICA Trial to evaluate the safety of CTM-N2D in human subjects. The earlier clinical study agreement signed with NUH on March 10, 2023 was for the recruitment of healthy blood donors.

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